September 15, 2016




Wendell M. Faria, Esq.
Paul Hastings LLP
875 15th Street, N.W.
Washington, DC 20005

Re:    Mandatory Exchangeable Trust
       File No. 811-23158

Dear Mr. Faria:

       On August 19, you filed a registration statement under the Investment Company Act of
1940 (the "Investment Company Act") on Form N-2 for the Mandatory Exchangeable Trust (the
"Trust"). We have reviewed the registration statement and have provided our comments below.
For convenience, we generally organized our comments using headings, defined terms, and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.


Item 8. General Description of the Registrant -- The Trust's Investment Objective, Policies and Restrictions; Fundamental Policies (Page 4)

1. Please define the term "VWAP", which is used in the first paragraph of this section.

2. On page 5, the Trust lists its fundamental investment restrictions. Please disclose fundamental investment policies with respect to the following: (i) issuance of senior securities;
(ii) the concentration of investments in a particular industry or groups of industries; and (iii) the purchase or sale of real estate mortgage loans. See Item 17.2 of Form N-2.

Item 8. General Description of the Registrant -- Risk Factors (Page 44)

3. The introduction to this section states that risks with respect to the Company, the ADSs and the Ordinary Shares are described in Annex A. The introductory language also states that
Annex A, which is the Annual Report on Form 20-F for Alibaba Holdings, in not incorporated by reference into the registration statement. Please concisely describe in this section the risks of the Company, the ADSs, and Ordinary Shares. See Item 8.3 of Form N-2.
 Wendell M. Faria, Esq.
September 15, 2016
Page 2


Item 9. Management -- Valuation for Investment Company Purposes (Page 64)

4. This section states that "the Contract is valued in a manner that is consistent with the requirements of the Investment Company Act and the rules and regulations promulgated thereunder." Please describe with greater specificity the Trust's methodology for valuing the
Contract.

Item 18. Management -- Information about Each Trustee's Qualification,
Experience,
Attributes or Skills (Page 85)

5. Item 18.17 of Form N-2 provides: "For each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Registrant at the time that the disclosure is made, in light of the
Registrant's business and structure." (Emphasis added.) The disclosure in this section is general
and conclusory and does not discuss for each trustee the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve on the Trust's board.
Please provide the required disclosure.

Item 25. Financial Statements and Exhibits (Page 96)

6. The Trust set forth several hundred pages of exhibits to the registration statement immediately after the signature page. As a result, it is difficult to find particular exhibits. When filing exhibits on EDGAR, each exhibit should be a separate document within the submission.
This permits the reader to access particular exhibits more easily. Document types for exhibits to a registration statement on Form N-2 are provided in table E.4.2 of EDGAR Filer Manual Vol.
II, at E-7 (December 2015).

GENERAL COMMENTS

7. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

8. Responses to this letter should be in the form of an amendment filed pursuant to the
Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

                                          *******
 Wendell M. Faria, Esq.
September 15, 2016
Page 3


       Notwithstanding our comments, the Trust should furnish a letter acknowledging that the
Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      Should you have any questions prior to filing an amendment, please feel free to contact
John Ganley at (202) 551-6945.



                                                               Sincerely,

                                                            /s/ John M. Ganley

                                                               John M. Ganley
                                                               Senior Counsel

                                                            /s/ Megan F. Miller

                                                               Megan F. Miller
                                                               Staff Accountant